Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We have issued our reports dated May 31, 2007, accompanying the consolidated financial statements and schedule (which report expressed an unqualified opinion and contains an explanatory paragraph relating to the adoption of SFAS No. 123R, “Share Based Payment,” effective January 1, 2006) and management’s assessment of the effectiveness of internal control over financial reporting included in the Annual Report of Inphonic, Inc., and subsidiaries on Form 10-K for the year ended December 31, 2006. We hereby consent to the incorporation by reference of said reports in the Registration Statement of Inphonic, Inc., and subsidiaries on Form S-8 (File No 333-123601).

/s/Grant Thornton LLP

McLean, Virginia

May 30, 2007